FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 13, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                                     Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated January 13, 2014 – Board and Role Changes

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

FOR IMMEDIATE RELEASE

13 January 2014
ARM HOLDINGS PLC

Board and Role Changes

The Board of ARM Holdings plc (the “Company”) announces today that Philip Rowley will be retiring as a non-executive director with effect from the close of the AGM on 1 May 2014, having completed 9 years’ service.  He will continue to be a member of the Audit, Remuneration and Nomination Committees until his retirement.   Larry Hirst, CBE assumed the role of Chairman of the Remuneration Committee with effect from 1 January 2014, having been a member of the Committee since 2011.

ARM Chairman, Sir John Buchanan said:

“On behalf of the Board I would like to thank Philip for his excellent contributions to the Board, for his strong leadership of the Remuneration Committee and his valuable service on other committees over the past 9 years.  We wish him well for the future. ”

ENDS